File No. 70-9547
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1
                                       to
                                    FORM U-1
                           APPLICATION OR DECLARATION

                                      under
                 The Public Utility Holding Company Act of 1935

                              ALABAMA POWER COMPANY
                              600 North 18th Street
                            Birmingham, Alabama 35291

        (Name of company or companies filing this statement and addresses of principal executive offices)


                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)


                              William E. Zales, Jr.
                            Vice President, Corporate
                        Secretary and Assistant Treasurer
                              Alabama Power Company
                              600 North 18th Street
                            Birmingham, Alabama 35291

                    (Names and address of agent for service)


            The Commission is requested to mail signed copies of all
                     orders, notices and communications to:

     W. L. Westbrook                              John D. McLanahan, Esq.
Financial Vice President                           Troutman Sanders LLP
  The Southern Company                          600 Peachtree Street, N.E.
270 Peachtree Street, NW                                Suite 5200
 Atlanta, Georgia  30303                       Atlanta, Georgia  30308-2216

                           Walter M. Beale, Jr., Esq.
                               Balch & Bingham LLP
                       1901 Sixth Avenue North, Suite 2600
                            Birmingham, Alabama 35203

         The Application or Declaration in this proceeding is restated in its entirety to read as follows:

ITEM 1.      DESCRIPTION OF PROPOSED TRANSACTIONS.
             Alabama Power Company ("Alabama Power") is a wholly-owned subsidiary of The Southern Company, a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"). In 1985, the Legislature of the State of Alabama enacted a law aimed at eliminating and avoiding the unnecessary duplication of electric distribution facilities by electric suppliers in the state, which law is now codified as ss.37-14-30 et seq., Code of Alabama, 1975 (the "Territorial Act"). After extended litigation, the Territorial Act's constitutionality has been upheld by the Supreme Court of Alabama and is now being implemented. Under the Territorial Act, the primary electric supplier within each municipality in the state is granted the option to acquire all distribution facilities of any secondary electric supplier used to supply retail electric service within the municipal limits of such municipality, and establishes a method of determining the price to be paid for such distribution facilities. Alabama Power and certain other primary electric suppliers have exercised this option. The primary electric supplier in any municipality is defined in the Territorial Act to mean that supplier serving a plurality of premises within the municipal limits of such municipality on January 1, 1984. The secondary electric supplier is defined as any supplier serving within the municipal limits of such municipality which is not the primary electric supplier.
             In some municipalities in Alabama, Alabama Power is the primary electric supplier, while in others it is the secondary electric supplier. Accordingly, in those municipalities where Alabama Power is the primary electric supplier, it proposes to exercise the option to purchase the distribution facilities of the secondary electric supplier in such municipalities for a stated consideration calculated in accordance with the provisions of the Territorial Act, which consideration shall not exceed, in the aggregate, $20 million. The facilities proposed to be acquired by Alabama Power will, immediately after their purchase, be connected to other distribution facilities owned by Alabama Power.
             In certain municipalities where Alabama Power is the secondary electric supplier, it has received timely notice of the exercise of the purchase option from the primary electric supplier in such municipalities for a stated consideration for Alabama Power's distribution facilities calculated in accordance with the provisions of the Territorial Act, which consideration shall not exceed, in the aggregate, $10 million. The facilities proposed to be sold by Alabama Power will, immediately after their sale, be disconnected from its distribution system and connected to that of each purchaser.
             The primary and secondary suppliers in the municipalities affected by the Territorial Act, other than Alabama Power, are comprised of electric membership corporations, rural electric cooperatives and/or municipally-owned electric distributors.


ITEM 2.      FEES, COMMISSIONS AND EXPENSES.
             The estimated fees and expenses to be paid or incurred, directly or indirectly, in connection with the proposed transaction are:
             Legal Fees......................$20,000.00
             Miscellaneous.................    1,000.00
             Total...........................$21,000.00



ITEM 3.      APPLICABLE STATUTORY PROVISIONS.
             3.1 The proposed acquisition of the distribution facilities by Alabama Power is subject to Sections 9(a) and 10 of the Act. The proposed sale of the distribution facilities by Alabama Power is subject to Section 12(d) of the Act and Rule 44 thereunder.
             3.2 The proposed transaction will be carried out in accordance with the procedure specified in Rule 23 and pursuant to an order of the Commission in respect thereto. It is expected that the proposed transaction will be consummated as soon as practicable after receipt of all necessary regulatory approvals. However, Alabama Power requests authority to consummate the transaction at any time on or before December 31, 2000.
             3.3 Rule 54 Analysis: The proposed transactions are also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.
             Southern currently meets all of the conditions of Rule 53(a), except for clause (1). At July 31, 1999, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $3.605 billion, or about 90.92% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the year ended June 30, 1999 ($3.965 billion). With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release No. 26501, dated April 1, 1996 (the "Rule 53(c) Order"); and Holding Company Act Release No. 26646, dated January 15, 1997 (order denying request for reconsideration and motion to stay).
             In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of Operating Company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.
             Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.
             The Rule 53(c) Order was predicated, in part, upon an assessment of Southern's overall financial condition which took into account, among other factors, Southern's consolidated capitalization ratio and the recent growth trend in Southern's retained earnings. As of December 31, 1995, the most recent fiscal year preceding the Rule 53(c) Order, Southern's consolidated capitalization consisted of 49.3% equity (including mandatorily redeemable preferred securities) and 50.7% debt (including $1.68 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). Southern's consolidated capitalization as of June 30, 1999, was 44.4% equity, 55.6% debt including all non-recourse debt, and 56.0% equity and 44.0% debt excluding all non-recourse debt. Both are within accepted industry ranges and within the limits set by independent rating agencies (such as Standard and Poor's) for "A" rated utilities.
             Thus, since the date of the Rule 53(c) Order, there has been no material change in Southern's consolidated capitalization ratio, which remains within acceptable ranges and limits of rating agencies as evident by the continued "A" corporate credit rating of Southern. Specifically, in January 1997 Standard & Poor's assigned Southern its corporate credit rating of "A" which was consistent with the implied corporate rating previously held by Southern. This implied rating had been in effect since May 1995. Therefore, since the April 1996 issue of the Rule 53(c) Order, the Southern consolidated credit rating has remained at "A" thereby demonstrating Southern's continued strong financial integrity. In addition, the underlying ratings of the affiliated operating companies, which have a strong influence on the Southern corporate rating, are all "A+" or better. As a point of reference, the percentage of debt in the total capital structure of the Southern domestic operating utility companies was 46.9% at June 30,1999, which is lower than the average for the Standard & Poor's `A' rated electric utilities. At year-end 1998, according to Standard & Poor's, the average total debt (both long-term and short-term) for `A' rated electric utilities was 50.4% of total capitalization.
             Southern's consolidated retained earnings grew on average approximately 5.5% per year over the last five years. Excluding the $111 million one-time windfall profits tax imposed on SWEB in 1997 and the write down of assets in 1998, the average growth would be 7.2%. In 1998, consolidated retained earnings increased $36 million, or slightly less than 1%. Southern's interests in EWGs and FUCOs have made a positive contribution to earnings in the three calendar years ending after the Rule 53(c) order.
             Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to Southern's investments in EWGs and FUCOs has not had any adverse impact on Southern's financial integrity.

Item 4.      Regulatory Approval.
             The proposed transaction is not subject to the jurisdiction of any state commission. The proposed transaction is not subject to the jurisdiction of any federal commission other than the Commission.


Item 5.      Procedure.
             Alabama Power requests that the Commission's order herein be issued as soon as the rules will allow and that there be no thirty-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. Alabama Power waives a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order herein, unless such division opposes the matter covered by this application or declaration.


Item 6.      Exhibits and Financial Statements.
             (a)  Exhibits.
                  A - None.

                  B - None.

                  C - None.

                  D - None.

                  E - None.

                  F - Opinion of Balch & Bingham LLP. (Previously filed)

                  G - None.

                  H - Form of Notice. (Previously filed)

             (b)  Financial Statements.

             Alabama Power's Form 10-Q for the quarter ended June 30, 1999, File No. 1-3164, is incorporated herein by reference.


Item 7.      Information as to Environmental Effects.
             (a) In view of the nature of the proposed transaction described herein, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.
             (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transaction.


                                    SIGNATURE
             Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    October 29, 1999                    ALABAMA POWER COMPANY


                                             By:    /s/Wayne Boston
                                             Wayne Boston, Assistant Secretary